EXHIBIT 9

Morningstar Credit Ratings, LLC

Form NRSRO

Compliance Officer
The designated compliance officer for Morningstar Credit Ratings, LLC is **Michael Brawer**.

Mr. Brawer is a full-time employee of Morningstar, Inc. Morningstar Credit Ratings, LLC is a wholly-owned subsidiary of Morningstar, Inc.

Morningstar, Inc. acquired Morningstar Credit Ratings, LLC (then known as Realpoint, LLC) in May, 2010.

Mr. Brawer's employment history and post-secondary educational background are presented below.

EMPLOYMENT HISTORY

Morningstar Credit Ratings, LLC
August 2016 – Present
New York, New York
Designated Compliance Officer

S&P Global
February 2008 - August 2016
New York, New York
Senior Director, Enterprise Risk Management and Compliance

American International Group, Inc.
February 2006 - February 2008
New York, New York
Director, Global Compliance

Prudential Financial, Inc.
April 2004 – February 2006
Newark, New Jersey
Director of Compliance, International Insurance

AXA Advisors, LLC
February 2000 - April 2004
Miami, Florida
Compliance Manager

John Hancock Financial, Inc.
April 1996 – February 2000
Miami, Florida
Compliance Specialist

EDUCATION
University of Miami (2001) – Master of Business Administration, Finance Concentration
George Washington University (1993) – Bachelor of Arts, International Affairs Concentration